Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman Intermediate Municipal Fund Inc.
Neuberger Berman New York Intermediate Municipal Fund Inc.

605 Third Avenue
New York, NY 10158

March 31, 2009

Dear Valued Stockholder:

As you are likely aware, the difficult financial markets experienced during much of the past year have impacted your investments in Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc. and/or Neuberger Berman New York Intermediate Municipal Fund Inc. (each, a “Fund”). In the face of the challenges presented by the broader financial markets, your Fund, like many other closed-end funds, experienced asset depreciation, increased volatility in the prices of the portfolio securities and volatility in the market prices of Fund shares.

Your Fund recently announced its annual stockholder meeting and will mail its proxy statement soon. As we approach your Fund’s annual meeting of stockholders, we want to assure you that Neuberger Berman Management LLC (“NB Management”), your Fund’s investment manager, and your Fund’s Board of Directors (the “Board”) consistently monitor investment performance and have taken the following decisive actions that we believe enhance stockholder value and may reduce discounts:

•	Approved a tender offer by your Fund, expected to be conducted in the near future;
•	Approved a longer term program of tender offers for your Fund; and
•	Agreed to extend current management fee waivers.

Recently, your Fund announced that it will conduct a tender offer for 10% of its outstanding shares of common stock at a price equal to 98% of its net asset value per share (“NAV”) determined on the day the tender offer expires (the “Initial Tender Offer”). We expect to announce the commencement date of the Initial Tender Offer in the coming weeks. Additionally, your Fund announced that its Board has authorized a semi-annual tender offer program (the “Tender Offer Program”) consisting of up to four tender offers over a two-year period. Under the Tender Offer Program, if your Fund’s common stock trades at an average daily discount to NAV of greater than 10% during a 12-week measurement period, the Fund would conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires. It is currently anticipated that the first measurement period will commence in the third quarter of 2009.

The Initial Tender Offer and the Tender Offer Program are the latest in a series of steps taken by the Board and NB Management to address the discount at which your Fund’s common stock has typically traded. In addition to potentially narrowing this discount at certain times, there are other potential benefits of the Initial Tender Offer and the Tender Offer Program, including: enabling common stockholders to tender a portion of their shares at a price that is likely greater than what they could realize in the secondary market at that time; increased liquidity for common stockholders; and a possible marginally accretive impact on NAV for common stockholders who remain invested in the Fund.

NB Management has also agreed to extend the waivers of its management fees currently in place for your Fund. NB Management believes that the voluntary extension of its management fee waiver during the Initial Tender Offer and Tender Offer Program will provide additional benefits to common stockholders who remain invested in your Fund by keeping expenses lower than they otherwise would have been and mitigating some increases in the expense ratio that may result from a decrease in a Fund’s size in the wake of recent market events and the tender offers.

Recently, we announced that your Fund would hold its 2009 annual meeting of stockholders on May 13, 2009. At the annual meeting you will be asked to vote for the election of Class I Directors and for proposals to approve new management and sub-advisory agreements that are identical in all material respects to the current agreements. We ask your support for these proposals.

Approval of new management and sub-advisory agreements is being sought because Lehman Brothers Holdings Inc. (“LBHI”) entered into an agreement to sell substantially all of the Neuberger Berman business (including NB Management and Neuberger Berman, LLC, your Fund’s sub-adviser) to a new company, a majority of which would be owned, directly or indirectly, by portfolio managers, Neuberger Berman’s management team and certain key members and senior professionals of the former Investment Management Division of LBHI (the “Proposed Acquisition”). Under the Investment Company Act of 1940, as amended, consummation of the Proposed Acquisition would automatically terminate the current contracts under which NB Management and Neuberger Berman, LLC provide investment advisory services to your Fund.

Your Board recommends that you vote FOR the management and sub-advisory agreements and FOR each Class I Director.

On March 24, 2009, Western Investment LLC (“Western”) announced its opposition to any new management agreements between the Neuberger Berman companies and your Fund. We were not surprised to see Western’s announcement as closed-end funds often face this kind of opposition from certain types of investors when the funds seek approval of new advisory agreements due to a change of control of management.

We disagree with Western’s position with respect to the proposals relating to the management agreements and its characterization of your Board and Neuberger Berman. Should Western solicit against your Fund’s proposals, we will respond to issues raised by Western in future stockholder communications. Should you receive any solicitation materials from Western or individuals acting on its behalf, we encourage you to disregard those materials and to vote only the proxy materials that are provided by your Fund.

Thank you for your continued support of your Fund’s Board and Neuberger Berman.

Very truly yours,

/s/ Robert Conti

Robert Conti

Director, President and Chief Executive Officer

Neuberger Berman California Intermediate Municipal Fund Inc.

Neuberger Berman Intermediate Municipal Fund Inc.

Neuberger Berman New York Intermediate Municipal Fund Inc.

Under regulations of the Securities and Exchange Commission (the “SEC”), the following are considered participants in this proxy solicitation: Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., each Fund’s Board, Neuberger Berman Management LLC, the Funds’ investment manager, and Neuberger Berman, LLC, the Funds’ sub-adviser. As of the date of this letter, the shares of common stock beneficially owned by Neuberger Berman Management LLC and Faith Colish, a Director of each Fund, represented less than 1% of each Fund’s outstanding common stock.

Although it has no current expectation of doing so, each Board retains the ability, consistent with its fiduciary duty, to opt out of the Tender Offer Program should circumstances arise in which the Board believes that the Tender Offer Program would cause a material negative impact on its Fund or Fund stockholders. There can be no assurance that the Initial Tender Offer or Tender Offer Program would cause the discount at which a Fund’s common stock trades to narrow or would not negatively affect the Fund’s earnings per share.

EACH FUND WILL FILE A FINAL PROXY STATEMENT WITH THE SEC IN CONNECTION WITH ITS 2009 ANNUAL MEETING OF STOCKHOLDERS, WHICH, WHEN FILED, WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND WILL BE DISTRIBUTED TO ALL THOSE WHO OWN FUND SHARES AS OF THE RECORD DATE. STOCKHOLDERS ARE ADVISED TO READ THE FUNDS’ PROXY STATEMENT, WHEN AVAILABLE, AND ANY OTHER MATERIALS THAT ARE FILED BY THE FUNDS RELATED TO THE PROXY SOLICITATION, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE FUNDS ARE AVAILABLE FREE OF CHARGE BY CONTACTING NEUBERGER BERMAN SHAREHOLDER SERVICES AT 1-800-877-9700 OR THE FUNDS’ SOLICITOR, THE ALTMAN GROUP, AT 1-866-620-7628.

THIS LETTER IS NOT A RECOMMENDATION TO PURCHASE OR SELL, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES OF ANY FUND. THE FUNDS HAVE NOT COMMENCED THE TENDER OFFERS DESCRIBED IN THIS LETTER. ANY TENDER OFFER WILL BE MADE ONLY BY AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS WHICH WILL BE FILED WITH THE SEC AS EXHIBITS TO A TENDER OFFER STATEMENT ON SCHEDULE TO AND WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND FROM THE FUNDS. STOCKHOLDERS OF THE FUNDS SHOULD READ THE RELEVANT OFFER TO PURCHASE AND TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED EXHIBITS WHEN THOSE DOCUMENTS ARE FILED AND BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS.